FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2002

El Nino Ventures Inc.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X __

No ____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule.  0-31108

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

El Nino Ventures Inc.

(Registrant)

“Taryn Downing”

Date:   March 4, 2002

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

EL NINO VENTURES INC.

(An Exploration Stage Company)

Financial Statements

October 31, 2002

(Canadian Dollars)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Balance Sheet (note 1)

(Canadian Dollars)

	October 31	Jan 31
	2002	2002

Assets

Current
Cash	$37,960	$67,974
Accounts receivable	746	2,733

Total Current Assets	38,706	70,707
Equipment, net (note 3)	776	776

Total Assets	$39,482	$71,483

Liabilities

Current
Accounts payable	8,839	12,597
Due to related parties (note 6(e))	43,000	20,500
	$51,839	$33,097
Commitments (note 8)
Stockholders' Equity (notes 2 and 5)

Common Stock no par value	2,827,593	2,827,593
100,000,000 Shares authorized
3,071,546 (2002 - 3,071,546)
issued and outstanding
Shares subscribed	25,000	-
Deficit Accumulated During the Exploration Stage	(2,864,950)	(2,789,207)

Total Stockholders' Equity	(12,357)	38,386

Total Liabilities and Stockholder's Equity	$39,482	$71,483

Approved on behalf of the Board:

“Harry Barr”

__________________________ Director

“James G.G. Watt”

__________________________ Director

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Operations

October 31, 2002

(Canadian Dollars)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	October 31	October 31	October 31	October 31
	2002	2001	2002	2001

Expenses
Management fees	$7,500	$7,500	22,500	$22,500
Office and miscellaneous	664	169	2,188	939
Professional fees	1,180	1,930	4,654	5,360
Stock exchange and transfer
agent fees	1,745	396	12,204	5,722
Consulting	9,946	812	11,680	3,531
Exploration expenditures (note 4)	477	4,068	4,545	0
Telephone	326	118	417	118
Travel, promotion, investor
relations and trade shows	5,938	0	5,976	0
Rent	3,967	3,967	11,901	11,901
Interest and bank charges, net	(46)	26	(322)	(348)
Depreciation	0	0	0	0

Net (Loss)	$(31,697)	$(14,801)	$(75,743)	$(49,723)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Stockholders' Equity

October 31, 2002

(Canadian Dollars)

	Common Stock
	(note 5(b))		Share		Total
	Number		Subscriptions		Stockholders'
	of Shares	Amount	Received	Deficit	Equity
Balance, February 19, 1988 (inception)	0	$0	$0	$0	$0
Issue of shares
For cash			0
Private placement	8	100	0	0	100
Share subscriptions received, cash
net of issue costs	0	0	39,160	0	39,160
Net loss	0	0	0	(32,113)	(32,113)
Balance, January 31, 1989	8	100	39,160	(32,113)	7,147
Issue of shares			0
For cash
Private placement,
net of issue costs	105,250	110,064	0	0	110,064
For subscriptions previously received	15,583	39,160	(39,160)	0	0
Net loss	0	0	0	(81,172)	(81,172)
Balance, January 31, 1990	120,841	149,324	0	(113,285)	36,039
Issue of shares
For cash	58,333	202,851	0	0	202,851
For property	8,333	8,000	0	0	8,000
Net loss	0	0	0	(239,911)	(239,911)
Balance, January 31, 1991	187,507	360,175	0	(353,196)	6,979
Issue of shares
For cash	6,667	12,000	0	0	12,000
Net loss	0	0	0	(57,761)	(57,761)
Balance, January 31, 1992	194,174	372,175	0	(410,957)	(38,782)
Issue of shares
For debt settlement	19,234	35,871	0	0	35,871
Share subscriptions received, cash	0	0	30,000	0	30,000
Net loss	0	0	0	(58,393)	(58,393)
Balance, January 31, 1993	213,408	408,046	30,000	(469,350)	(31,304)
Share subscriptions received, cash
net of issue costs	0	0	284,600	0	284,600
Net loss	0	0	0	(87,237)	(87,237)
Balance, January 31, 1994	213,408	408,046	314,600	(556,587)	166,059
Issue of shares
For cash and subscriptions
previously received	83,333	224,086	(152,298)	0	71,788
For finder's fees	5,270	10,750	0	0	10,750
For cash subscriptions previously
Received	88,777	238,805	(162,302)	0	76,503
Share issue costs	0	0	0	(10,750)	(10,750)
Net loss	0	0	0	(348,385)	(348,385)
Balance, January 31, 1995	390,788	881,687	0	(915,722)	(34,035)
Issue of shares
Exercise of warrants	54,430	111,037	0	0	111,037
For property	29,167	70,000	0	0	70,000
For debt settlement	73,746	132,741	0	0	132,741
Share subscriptions received, cash	0	0	95,500	0	95,500
Net loss	0	0	0	(224,701)	(224,701)
Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542

	Common Stock
	(note 5(b))	Share			Total
	Number		Subscriptions		Stockholders'
	of Shares	Amount	Received	Deficit	Equity

Balance, January 31, 1996	548,131	$1,195,465	$95,500	$(1,140,423)	$150,542
Issue of shares
For cash
Private placement	165,833	418,500	(95,500)	0	323,000
Exercise of options	36,917	141,760	0	0	141,760
Exercise of warrants	26,403	53,863	0	0	53,863
For finders' fee	18,000	54,000	0	0	54,000
For resource property	4,167	13,500	0	0	13,500
Net loss	0	0	0	(801,029)	(801,029)
Balance, January 31, 1997	799,451	1,877,088	0	(1,941,452)	(64,364)
Issue of shares
For cash
Private placement	41,667	100,000	0	0	100,000
Exercise of options	2,083	8,000	0	0	8,000
For settlement of debt	196,206	353,170	0	0	353,170
Net loss	0	0	0	(483,928)	(483,928)
Balance, January 31, 1998	1,039,407	2,338,258	0	(2,425,380)	(87,122)
Cancellation of subscription
Receivable	(16,889)	(40,534)	0	0	(40,534)
Net loss	0	0	0	(74,587)	(74,587)
Balance, January 31, 1999	1,022,518	2,297,724	0	(2,499,967)	(202,243)
Issue of shares
For cash
Private placement	1,546,138	324,689	0	0	324,689
For settlement of debt	47,800	86,041	0	0	86,041
Net loss	0	0	0	(84,872)	(84,872)
Balance, January 31, 2000	2,616,456	2,708,454	0	(2,584,839)	123,615
Issue of shares
For resource property (note 4)	100,000	40,000	0	0	40,000
Cancellation of escrow shares	(62,500)	0	0	0	0
Net loss	0	0	0	(137,049)	(137,049)
Balance, January 31, 2001	2,653,956	2,748,454	0	(2,721,888)	26,566
Issue of shares
For cash
Exercise of warrants	417,590	79,139	0	0	79,139
Net loss	0	0	0	(67,319)	(67,319)

Balance, January 31, 2002	3,071,546	$2,827,593	$0	$(2,789,207)	$38,386
Issue of shares
For cash
Exercise of warrants	0	0	0	0	0
Shares subscribed	0	0	0	0	25,000
Net loss	0	0	0	(75,743)	(75,743)

Balance, October 31, 2002	3,071,546	$2,827,593	$0	$(2,864,950)	$(12,357)

EL NINO VENTURES INC.

(An Exploration Stage Company)

Statement of Cash Flows

October 31, 2002

(Canadian Dollars)

	3 Months	3 Months	9 Months	9 Months
	Ended	Ended	Ended	Ended
	October 31	October 31	October 31	October 31
	2002	2001	2002	2001

Operating Activities
Net loss	$(31,697)	$(14,801)	$(75,743)	$(49,723)
Items not involving cash
Exploration expenditures
paid with shares	0	0	0	0
Loan receivable written off	0	0	0	0
Property and equipment written off	0	0	0	0
Depreciation	0	0	0	0
Finders' fees	0	0	0	0
Operating Cash Flow	(31,697)	(14,801)	(75,743)	(49,723)

Changes in Non-Cash Working Capital
Accounts receivable	263	464	1,987	634
Subscriptions receivable	0	0	0	0
Prepaid expenses	0	0	0	0
Accounts payable	7,500	7,500	18,742	18,728
	7,763	7,964	20,729	19,362
Cash Used in Operating Activities	(23,934)	(6,837)	(55,014)	(30,361)

Investing Activities
Proceeds on sale of property and equipment	0	0	0	0
Purchase of property and equipment	0	0	0	0
Cash Provided by (Used in) Investing Activities	0	0	0	0

Financing Activities
Issuance of shares for cash	0	0	0	0
Share issue costs	0	0	0	0
Subscriptions received	25,000	0	25,000	0
Loan advances (repayments)	0	0	0	0
Cash Provided by Financing Activities	25,000	0	25,000	0

Inflow (Outflow) of Cash	1,066	(6,837)	(30,014)	(30,361)
Cash, Beginning of Period	36,894	49,878	67,974	73,402

Cash, End of Period	$37,960	$43,041	$37,960	$43,041
Supplemental Cash Flow
Information
Non-cash investing activity
Shares issued for resource property	$0	$0	$0	$0

EL NINO VENTURES INC.

(An Exploration Stage Company)

Notes to Financial Statements

October 31, 2002

(Canadian Dollars)

1.

INCORPORATION, OPERATIONS AND GOING CONCERN

El Nino Ventures Inc. ("the Company") was incorporated on February 19, 1988 in British Columbia.  The Company is in the business of exploring mineral properties and is considered to be an exploration stage company.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis.  This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.  Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies.  These factors raise substantial doubt about the Company's ability to continue as a going concern and is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses.  The outcome of these matters cannot be predicted.  These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might by necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Exploration expenditures

The Company is in the exploration stage and expenses all exploration expenditures as they are incurred until it is determined that a property has economically recoverable ore reserves, further exploration expenditures will then be capitalized.

(b)

Depreciation

Depreciation of computers is calculated on a declining balance basis at an annual rate of 30%.

(c)

Loss per share

Loss per share computations are based on the weighted average number of common shares outstanding during the year.  Diluted loss per share has not been presented as the outstanding stock options and warrants are anti-dilutive.

(d)

Revenue recognition

Incidental revenues from mineral sales during the exploration phase are offset against mineral exploration expense.

(e)

Stock based compensation

Compensation expense is recorded when options are granted to employees at discounts to market.

(f)

Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximate their carrying values.

(g)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

3.

EQUIPMENT

	2002
		Accumulated
	Cost	Depreciation	Net

Computers	$1,863	$1,087	$776

4.

EXPLORATION EXPENDITURES

	October 31, 2002
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$59,181	$7,433	$66,614
	Jan. 31, 2002
	Acquisition	Exploration
	Costs	Expenditures	Net

Sassy Gold Project,
Pogo Area, Alaska	$55,113	$6,956	$62,069

During the year ended January 31, 2001, the Company acquired 66 State of Alaska Mining claims on the Sassy Gold property in Interior Alaska's Tintina Gold Belt.  Under the terms of the lease purchase option agreement with Anglo Alaska Gold Corp. ("Anglo"), the Company must expend the following work commitments on the property:

Calendar year 2000

-  US $10,000 (waived)

Calendar year 2001

-  US $25,000 (waived)

Calendar year 2002

-  US $45,000

Calendar year 2003

  and each succeeding

  year during the agreement

-  US $50,000

The Company is obligated to issue to Anglo 100,000 common shares of the Company upon execution of the agreement (done) and a further 100,000 common shares upon completion of the First Work program with recommendation for future work.

The Company will pay a production royalty equal to 3% of the Net Smelter Returns ("NSR") to Anglo of not less than the following minimum royalties:

Agreement date

-

US

 $5,000 (paid)

November 1, 2000

-

US

 $5,000 (paid)

March 1, 2001  *

-

US

 $5,000 (waived)

November 1, 2001 *

-

US

 $5,000 (paid March 1, 2002 and reduced to US $2,500)

March 1, 2002 *

-

US

$10,000 (amended to November 1, 2002)

November 1, 2002 *

-

US

$10,000 (amended to March 1, 2003)

March 1, 2003 and each

  succeeding March 1

  during the agreement

-

US

$20,000

November 1, 2003 and each

  succeeding November 1

  during the agreement

-

US

$20,000

•

Should the property be optioned to a third party then the original payment shall apply.

The Company has allowed several of the claims to expire and has retained only a small  portion of the property.

The Company also has the option to purchase one-third of the total NSR (or 1% NSR) from Anglo for US $1,000,000 subject to further TSX Venture Exchange ("TSX") review and acceptance.

5.

STOCKHOLDERS' EQUITY

(a)

Authorized

  100,000,000  Common voting shares without par value (no additional paid-in capital).

(b)

Effective May 19, 1999 the common stock of the Company was consolidated on a 12 for 1 basis.  After consolidation the authorized number of shares was increased from 1,666,666 (post-consolidation) to 100,000,000.  Prior years' number of share amounts have been restated to reflect this consolidation.

(c)

Shares issued for finder's fees were negotiated at the time the financing was arranged and was approved by the TSX.  Shares issued for debt settlements were negotiated and were approved by the TSX.  Shares issued for property acquisitions were negotiated and were approved by the TSX.

(d)

62,500 common shares issued in a prior year were held in escrow subject to the direction and determination of the TSX.  The escrow expired during the year ended January 31, 2000 and the shares were cancelled.

(e)

At October 31 the following stock options were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2002	2001

March 17, 2005	$ 0.55	250,000	250,000

(f)

The Company has granted founders, directors and certain employees stock options.  Stock option activity is summarized as follows:

	Number	Exercise
	of Shares	Price *

Balance outstanding, January 31, 1998 and 1999	80,111	$ 2.61
2000 – Expired	(55,133)	1.92
2000 – Cancelled	(24,978)	3.84

Balance outstanding, January 31, 2000	0	0.00
2001 – Granted	260,000	0.55
2001 - Cancelled	(10,000)	0.55

Balance outstanding, October 31, 2001 and 2002	250,000	$ 0.55

*

Weighted average exercise price

(g)

At October 31, the following non-transferable share purchase warrants were outstanding:

Expiry Date	Exercise Price	Number of Shares
		2002	2001

January 12, 2002	$ 0.15 Year 2	0	1,546,138

During the year ended January 31, 2002, the Company amended the exercise price of certain share purchase warrants from $0.25 to $0.15.

(h)

During the year ended January 31, 2001, the Company issued 100,000 common shares at $0.40 per share as part of the consideration for the Pogo Area property (note 4).

6.

RELATED PARTY TRANSACTIONS

(a)

During the period ended October 31, 2002, the Company was charged $22,500 for management fees to companies with common directors.

(b)

During the period ended October 31, 2002, the Company paid $2,844 for consulting fees to a company controlled by an officer and director.

(c)

During the period ended October 31, 2002, the Company paid $350 for professional fees to a company controlled by an officer.

(d)

During the period ended October 31, 2002, the Company paid  rent of $11,901  to a company controlled by a director.

(e)

Due to related parties includes $43,000 due to companies with common directors.

7.

INCOME TAX LOSSES

The components of the future income tax assets using applicable tax rates are as follows:

Future income tax assets
Non-capital loss carry-forwards	$496,400
Capital loss carry-forwards	74,800
Unused cumulative Canadian exploration	244,000
Unused cumulative foreign exploration	24,800

840,000
Less: Valuation allowance	(840,000)

Net future income tax assets	$0

The valuation allowance reflects the Company's estimate that the tax assets likely will not be realized.

The exploration expenses can be carried forward indefinitely to reduce taxable income of future years.  The capital losses may be carried forward indefinitely to apply against capital gains of future years.  The non-capital losses expire commencing in 2002 through 2008 as follows:

2003	$220,000
2004	385,000
2005	294,000
2006	94,000
2007	95,000
2008	86,000
2009	67,000

$1,241,000

8.

COMMITMENTS

By agreement dated July 1, 2000 and amended November 8, 2000, the Company entered into a 5 year lease for premises with a company controlled by a director.  Minimum basic rent commitments are approximately as follows:

2003	$10,000
2004	10,000
2005	4,000

$24,000

In addition, the Company is also responsible for its proportionate share of property taxes and operating costs.

PRESIDENT’S MESSAGE

El Nino Ventures Inc. (“El Nino”) continues to evaluate gold and precious metal properties through out Canada and the United States, notably Alaska, where it already has assets and experience. El Nino plans to continue its evaluation program until suitable projects are found.  As the market remains highly competitive, El Nino is searching for a property with long term potential.

Summary of Results of the Operation

The nine month period ending October 31, 2002 resulted in a net loss of $75,743 which compares with a loss of $49,723 for the same period in 2001. General and administrative expenses for the period ending October 31, 2002 were $71,198, an increase of $21,475 over the same period in 2001. This increase was mainly due to increased travel and consulting fees for property investigations.  During the year, $4,545 was spent on exploration acquisition costs compared to $nil the year before.

El Nino is not engaged in any investor relations contracts.

Working capital deficit at October 31, 2002 was $(13,133) compared to working capital of $37,610 in  January 31  2002.

During the third quarter ended October 31, 2002, the Company announced up to a 1 million unit private placement at a price of $0.15 per unit for gross proceeds of $150,000. As at October 31, 2002, $25,000 were subscribed for.

On behalf of the Board of Directors, we thank you our shareholders for your continued support.

On behalf of the Board of Directors

            "James G.G. Watt"

James G.G. Watt, President

 El NINO VENTURES INC.

OCTOBER 31, 2002

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year-To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended October 31, 2002.

NIL

B.

Options Granted During Quarter Ended October 31, 2002.

NIL

Section 3:

A.

Authorized And Issued Share Capital As At October 31, 2002.

Authorized share capital 100,000,000 common shares without par value.  A total of 3,071,546 shares have been issued for a total of $2,827,593.

A.

     Outstanding Options As At October 31, 2002.

March 17, 2005	250,000	$0.55

Outstanding Warrants As At October 31, 2002.

NIL

C.

Shares In Escrow Or Subject To Pooling As At October 31, 2002.

 NIL

D.

List Of Directors and Officers As At October 31, 2002.

James G.G. Watt – Director and President

Harry Barr – Director

Werner Grieder - Director

Taryn Downing – Director and Corporate Secretary

Gord Steblin – Chief Financial Officer